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                             April 24, 2023

       Adam Gishen
       Chief Executive Officer
       Freedom Acquisition I Corp.
       14 Wall Street, 20th Floor
       New York, NY 10005

                                                        Re: Freedom Acquisition
I Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed on April 10,
2023
                                                            File No. 333-269674

       Dear Adam Gishen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2023 letter.

       Amendment No. 1 to Form S-4 filed April 10, 2023

       Certain Defined Terms, page 3

   1.                                                   Please consider
expanding your defined terms to also include the three redemption scenarios of Assuming
Minimum Redemption, Assuming Maximum Redemption, and
                                                        Assuming $70 million in
Trust Account. For each scenario, provide a description as to its meaning and
computation. Further, for the Assuming Minimum Redemption scenario, clarify this is after
the actual redemption of 23,256,504 Class A Ordinary Shares at $10.21 per share for an
aggregate redemption amount of approximately for $237,372,952 in
                                                        March 2023 in
connection with approval of the Extension Amendment Proposal. In this regard, give
consideration to expanding the title of Assuming Minimum Redemption throughout the filing
to also include language, such as, after the Actual Redemption or
 Adam Gishen
Freedom Acquisition I Corp.
April 24, 2023
Page 2
         after Extension Amendment Redemptions or similar. Also, for the Assuming $70 million in Trust Account, include a discussion as to how you will determine the $70 million, as we note disclosure on page 56, that this amount is after redemptions, but prior to other pro forma accounting adjustments. Please be more specific as to the other pro forma accounting adjustments that are excluded in arriving at the $70 million to be remaining in the Trust Account or instead, included within cash and cash equivalents on the pro forma balance sheet.
2. See the reference for Extension Amendment Redemptions. Please expand to disclose the per share redemption price, the aggregate redemption amount, and the actual date the redemption occurred on. Reference is made to disclosure on pages 38, 119 and 244.
Summary of the Proxy Statement/Prospectus
Sources and Uses of Funds, page 26

3. Please expand the introductory paragraph to discuss all three redemption scenarios in the table that follows. Your current disclosure only provides discussion of two of the three scenarios. In addition, revise the order of the columns presented for the three redemption scenarios shown in the table to be consistent with the order presented in the Unaudited Pro
         Forma Condensed Combined Balance Sheet and Statements of Operations on pages 231 through 234. Similarly, the order of presentation of the table on page 229 and other places should be similarly revised to be consistent throughout the filing. Refer to SAB Topic
         11.E.
4. Please consider including disclosure in a footnote to the table, the meaning of the 2022
         Convertible Notes issued in February 2023. We note description of the 2022 Convertible
         Notes is first included in a latter section of the filing, such as on page 224. Also consider providing the description in a more prominent location, such as under Certain
         Defined Terms, and disclose these were issued by Complete Solaria.
5. We further note your unaudited pro forma balance sheet at page 231 appears to reflect the Extension Amendment Redemptions of 23,256,504 Class A Ordinary Shares for an
       aggregate of $235.9 million all within pro forma adjustments Note 3(A) and 3(B). Please instead revise to present the actual redemption, in a separate stand-alone column, as being an adjustment to FACT's December 31, 2022 historical balance sheet, to then arrived at a column labeled FACT adjusted historical balance sheet. This would result in the balance of the Cash held in Trust Account being $114 million under the column for Pro Forma
       Combined (Assuming Minimum Redemption Scenario) rather than zero as currently
FirstName LastNameAdam Gishen
       shown. Please revise accordingly. Also, the adjustment to the historical December 31,
Comapany
       2022NameFreedom      Acquisition
             balance sheet should        I Corp.
                                   further reflect the contribution by FACT of
$1.2 million to the
       Trust
April 24,    Account
          2023 Page 2in connection with the approval of Extension Agreement Proposal.
FirstName LastName
 Adam Gishen
FirstName   LastNameAdam
Freedom Acquisition   I Corp.Gishen
Comapany
April       NameFreedom Acquisition I Corp.
       24, 2023
April 324, 2023 Page 3
Page
FirstName LastName
Questions and Answers About the Business Combination and the Special Meeting What equity stake will current FACT shareholders and Complete Solaria's stockholders hold in
New Complete Solaria after the Closing, page 36

6. We have reviewed your response to prior comment 2. Refer to the description for the added subnote (5). It appears the placement of subnote (5) in the table should instead be located next to the line item, Founder Shares, rather than next to the line item Public
         Shares held by Public Shareholders. Accordingly, please revise.
7. Refer to the description of subnotes (3) and (4) pertaining to the Private Placement
         Warrants and Private Placement Warrants in Connection with Promissory Notes held by the Sponsor and its affiliates, respectively. Please address the following:

                It appears for subnote (3), that you are giving impact to the issuance of New
              Complete Solaria common stock upon the exercise of the (6,266,667) Private
              Placement Warrants. However, the table on page 36 does not reflect any issuance of common stock.
                Similarly for subnote (4), we note the assumption of conversion of the various FACT
              Notes into Private Placement Warrants; however, you do not disclose if it assumed such warrants are exercised and the table on page 36 also does not reflect any issuance of common stock. Please revise or advise as to your disclosures.
                Also, for the line item Public Warrants, please provide a subnote as to the treatment of the outstanding 8,625,000 Public Warrants and whether or not you have assumed exercise similar to the Private Placement Warrants. In this regard, the table on page
              36 should reflect the ownership of New Complete Solaria's common stock outstanding upon completion of the Business Combination. An additional table should be provided to reflect the dilutive effect of all securities, including exercise of all warrants and potential vesting of the earnout shares.
                We note the table on page 37 gives effect to the voting ownership. Please provide an additional table should be provided to reflect the dilutive effect of all the securities and the related voting ownership percentages. We note a similar type table appears to be disclosed on page 59.
8. Refer to the table on page 36 and the section for Complete Solaria. Please provide subnotes regarding the number of common shares to be held by Complete Solaria shareholders and those for Complete Solaria convertible noteholders. Based on the computation of the Aggregate Merger Consideration described on page 13 along with details found in Exhibit 107, Filing Fee Table, it appears the total number of New
         Complete Solaria common shares issued to Complete Solaria would be 45,000,000 shares and 2,629,757 shares, respectively for those two line items. Please revise or advise as to your computation of the 34,476,391 shares and 3,983,998 shares, for the two lines items, respectively.
 Adam Gishen
FirstName   LastNameAdam
Freedom Acquisition   I Corp.Gishen
Comapany
April       NameFreedom Acquisition I Corp.
       24, 2023
April 424, 2023 Page 4
Page
FirstName LastName
What voting power will current FACT Shareholders, Complete Solaria's employees and directors and other Complete Solaria stockholders hold, page 37

9. Refer to the table and revise the order of the three redemption scenarios to be consistent with that of the table on page 36. It appears the placement of subnote
(4) should be
         instead placed by the line item Sponsor and related parties, rather than the line item FACT
         Public Stockholders. Also for the description in subnote (4), please clarify this pertains to the Assuming Maximum Redemption Scenario only. Further, consider having the title of the line item Sponsor and related parties on page 37 and the line item Founder Shares on page 36 to be similarly titled.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 55

10. Refer to the discussion bullet points of Assuming Maximum Redemptions, Assuming $70 million in Trust Account and Assuming Minimum Redemptions. Please revise the order of the discussion bullets to be consistent with the order of presentation in the table on page
         56. This comment is also applicable to the discussion bullet points and tables in the unaudited pro forma financial information at page 228 to be consistent with the order of presentation in the pro forma balance sheet and statements of operations.
Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 57

11. We note your disclosure in response to prior comment 12. Refer to the historical book value per common share line item of both FACT and Complete Solaria. Given that each entity has a stockholders' deficit at December 31, 2022, it is unclear as to how you arrived at their positive, rather than negative, book value per share based on your disclosure of its computation in subnote (3). Please provide us supplementally with your computation of historical book value per share based on the historical balance sheets of FACT and
         Complete Solaria at pages F-3 and F-31, respectively.
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS, page 207

12. We note your response to comment 15, but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 207 to state that the discussion reflects the opinion of counsel. Please also make similar revisions to the Questions and Answers section beginning on page 43.
 Adam Gishen
FirstName   LastNameAdam
Freedom Acquisition   I Corp.Gishen
Comapany
April       NameFreedom Acquisition I Corp.
       24, 2023
April 524, 2023 Page 5
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 228

13. Refer to the first full paragraph on page 230. Please reconcile the percentages of total shares outstanding for the Sponsor Earnout Shares, with the percentages disclosed on page
         37. For example, we note for the minimum redemption scenario, you disclose 6%, whereas page 37 discloses 4%. Please ensure consistency of all amounts and tabular disclosures throughout the filing.
Note 1. Basis of Presentation, page 235

14. We have reviewed your response to prior comment 20. Please expand the discussion of the Required Transaction in the third paragraph on page 235 to discuss the accounting treatment of the acquisition of the The Solaria Corporation ("Solaria") by Complete Solar
         Holding Corporation ("Complete Solar"). In this regard, disclose the relevant portions from your supplemental response of Solaria being a variable interest entity ("VIE") and that Complete Solar was determined to be the primary beneficiary of this VIE, and thus was deemed the accounting acqurer and recorded the acquisition at fair value of the net assets acquired.
BUSINESS OF COMPLETE SOLARIA, INC., page 256

15. We note your response to comment 26 and reissue in part. Please revise your disclosure in
         this section to clarify and expand Complete Solaria   s relationship
to its Pro Partner
         Network and solar distributors. Discuss the types of contracts, if any, Complete Solaria enters into with its Pro Partner Network and distributors and what role Complete Solaria plays in discussions between the Pro Partner Network and end-customers.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, page 306

16. We note the agreement entered into on March 1, 2023 between the Sponsor and Polar
         Multi-Strategy Master Fund. Please revise this section to include a discussion of this agreement. Please also include this agreement as an exhibit to your registration statement.
General

17. We note your response to comment 7 and reissue. Please provide us with any correspondence between J.P. Morgan, DBSI, FACT or Complete Solaria relating to the resignations of the aforementioned firms in the business combination, including the formal letters and the transmissions thereof.
18. We note your response to comment 3. Please disclose why the waivers of each of J.P.
         Morgan and DBSI were agreed to.
19. We note your response to comment 11 but are unable to locate the responsive disclosure.
         Noting the disclosure that FACT expects the balance of the aggregate deferred fee to be
 Adam Gishen
Freedom Acquisition I Corp.
April 24, 2023
Page 6
         waived, please revise to clarify whether Morgan Stanley or any of the other underwriters listed in the underwriting agreement have waived their entitlement to the deferred compensation.
        You may contact Beverly Singleton at (202) 551-3328 or Kevin Stertzel at (202) 551-
3723 if you have questions regarding comments on the financial statements and related matters.
Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



FirstName LastNameAdam Gishen                                Sincerely,
Comapany NameFreedom Acquisition I Corp.
                                                             Division of
Corporation Finance
April 24, 2023 Page 6                                        Office of
Manufacturing
FirstName LastName